MR

[redacted]

14045890

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2014
Washington DC
404

SEC FILE NUMBER
8-69184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROPEL ADVISORY GROUP, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1850 LENOX ROAD NE
(No. and Street)

ATLANTA (City) GA (State) 30306 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AARON PRISCO (404) 876-1119
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name - *if individual, state last, first, middle name*)

6111 PEACHTREE DUNWOODY RD., BLDG E STE 102 (Address) ATLANTA, (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant* must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/18/14

OATH OR AFFIRMATION

I, AARON PRISCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROPEL ADVISORY GROUP, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANDREW J LEARY
MY COMMISSION EXPIRES
NOTARY PUBLIC
JANUARY 27, 2018
FULTON COUNTY, GEORGIA

2/24/14

Notary Public

2/24/14

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

PROPEL ADVISORY GROUP, INC.

FINANCIAL STATEMENT AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEAR ENDED DECEMBER 31, 2013

PROPEL ADVISORY GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2013

CONTENTS

TW Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Propel Advisory Group, Inc.
Atlanta, Georgia

We have audited the accompanying financial statements of Propel Advisory Group, Inc., which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Propel Advisory Group, Inc. as of December 31, 2013, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the accompanying index has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Jankiewicz Wright, LLC

Atlanta, Georgia
February 22, 2014

PROPEL ADVISORY GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Current assets:		
Cash	$	161,392
Accounts receivable, net		154,000
Total current assets		315,392
	$	315,392
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	112,414
Accrued discretionary retirement plan contribution		25,000
Total current liabilities		137,414
Stockholder's equity:		
Common stock, no par value; 100 shares authorized, issued and outstanding		38,000
Contributed capital		5,000
Retained earnings		134,978
Total stockholder's equity		177,978
	$	315,392

See notes to financial statements.

PROPEL ADVISORY GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

REVENUES:	
Consulting income	$ 309,000
Total revenues	309,000
EXPENSES:	
Salaries and wages	107,692
Employee retirement plan	25,000
Commissions	6,120
Regulatory fees and expenses	12,892
Occupancy costs and office expenses	3,673
Communication and data processing	4,230
Travel	2,561
Other operating expenses	628
Total expenses	162,796
NET INCOME	$ 146,204

See notes to financial statements.

PROPEL ADVISORY GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Contributed	Retained Earnings (Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit)	Equity
Balances, January 1, 2013	100	$ 38,000	$ -	$ (11,226)	$ 26,774
Capital contribution			5,000		5,000
Net income				146,204	146,204
Balances, December 31, 2013	100	$ 38,000	$ 5,000	$ 134,978	$ 177,978

See notes to financial statements.

PROPEL ADVISORY GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	146,204
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(154,000)
Accounts payable and accrued expenses		137,414
Net cash provided by operating activities		129,618
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contributed by stockholder		5,000
Net cash provided by financing activities		5,000
NET CHANGE IN CASH		134,618
CASH, beginning of year		26,774
CASH, end of year	$	161,392
SUPPLEMENTAL DISCLOSURE INFORMATION:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See notes to financial statements.

PROPEL ADVISORY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

1. Description of Business

Propel Advisory Group, Inc. (the "Company") is a registered broker-dealer headquartered in the Atlanta, Georgia metropolitan area. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in mergers & acquisitions and corporate finance consulting services with companies throughout the U.S.

2. Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenues at the time consulting fees are earned in accordance with the terms of the finder's fee agreements with its clients. This occurs when the Company has provided all services and has no further obligations under an agreement, which for activities typically engaged in by the Company occurs when the transaction relating to the agreement has consummated.

Accounts Receivable
An allowance for doubtful accounts is established against recorded accounts receivable if losses are estimated to have occurred through a provision for bad debt charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is probable. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management, and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Income Taxes
The Company, with the consent of its sole stockholder, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal or state income taxes has been included in the accompanying financial statements.

The Company assesses the likelihood that tax positions taken in its income tax returns, based on their technical merit, will be sustained upon examination of the facts, circumstances, and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained in the event of an examination by taxing authorities and the amount of the unrecognized tax benefit can be reasonable estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the tax return for the year ended December 31, 2013 or in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination. The statute of limitations on the Company's income tax returns remains open for the years ended on or after December 31, 2012.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through February 22, 2014, which is the date the financial statements were available for issue.

3. Concentration of Credit Risk

The financial instruments which potentially subject the Company to concentrations of credit risk are cash and accounts receivable. The Company maintains its cash at one depository bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2013, the cash on deposit did not exceed the FDIC-insured limit. Accounts receivable at December 31, 2013 are owed by one client. Management does not believe any credit risk exists pertaining to the collectability of this receivable, and accordingly has recorded no allowance for doubtful accounts. The recorded receivable amount was subsequently collected in full in January 2014.

4. Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring or recurring basis as of December 31, 2013, and as such, had no assets or liabilities that fell into the tiers described above.

5. Contingencies and Commitments

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2013 requiring contingent loss recognition.

6. Stockholder's Equity

During the year ended December 31, 2013, the Company's stockholder contributed capital totaling $5,000 in cash. No additional common shares were issued as a result of this contribution.

7. Related Party Transactions

The Company's office is co-located with a company related by common ownership which share limited administrative expenses that are defined, along with the expense allocation methodology to be used, in an expense sharing agreement. Shared expenses paid to the related company, comprised of data and communication services and equipment, was $3,600 for the year ended December 31, 2013.

The Company leases its office space under an operating lease with a month-to-month term from its sole stockholder. Rent expense under this lease was $3,600 for the year ended December 31, 2013.

8. Retirement Plan

The Company sponsors a qualified defined contribution plan for its sole employee, who is also the Company's stockholder. Under this plan, the Company may elect to make a contribution to the plan based on 25% of the employee's compensation, not to exceed the annual limit established by the Internal Revenue Service. The Company's discretionary contribution expense to this plan was $25,000 for the year ended December 31, 2013, all of which is accrued as of December 31, 2013.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

At December 31, 2013, the Company has net allowable capital of $48,978, which is $41,484 in excess of the required net capital of $7,494. The Company's percentage of aggregate indebtedness to net capital is 229.52% as of December 31, 2013. Accounts receivable reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

PROPEL ADVISORY GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL	
Total ownership equity from Statement of Financial Condition	$ 177,978
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	177,978
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits:	
Accrued discretionary retirement plan contribution	25,000
Total capital and allowable subordinated liabilities	202,978
Deductions and/or charges:	
Non-allowable assets from Statement of Financial Condition:	
Accounts receivable	154,000
Other current assets	-
Other deductions and/or charges	-
Other additions and/or credits	-
Net capital before haircuts on securities positions	48,978
Haircuts on securities:	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities:	
Exempted securities	-
Debt securities	-
Options	-
Other securities	-
Undue concentrations	-
Other	-
Net capital	$ 48,978
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 7,494
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement (greater of above)	$ 7,494
Excess net capital	$ 41,484
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$ 37,737

(Continued)

PROPEL ADVISORY GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2013

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	112,414
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	112,414
Percentage of aggregate indebtedness to net capital		229.52
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2013	$	48,978
Net audit adjustments		-
Net capital per above	$	48,978

See independent auditors' report.

TW Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Propel Advisory Group, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplementary information of Propel Advisory Group, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 22, 2014